UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Livongo Health, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

539183103

(CUSIP Number)

Christopher McCain
General Catalyst Partners
20 University Road, 4th Floor, Cambridge, MA  02138
(617) 234-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 539183103	13D	Page 2 of 27 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
General Catalyst Group Management Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
22,778,695 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
22,778,695 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,778,695 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 539183103	13D	Page 3 of 27 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
General Catalyst Group Management Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
22,778,695 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
22,778,695 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,778,695 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 539183103	13D	Page 4 of 27 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
General Catalyst Group Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
22,778,695 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
22,778,695 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,778,695 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 539183103	13D	Page 5 of 27 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
General Catalyst Group VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
22,778,695 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
22,778,695 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,778,695 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 539183103	13D	Page 6 of 27 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
General Catalyst Partners VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
22,778,695 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
22,778,695 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,778,695 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 539183103	13D	Page 7 of 27 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
General Catalyst GP VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
22,778,695 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
22,778,695 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,778,695 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 539183103	13D	Page 8 of 27 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
General Catalyst Group VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
22,778,695 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
22,778,695 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,778,695 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 539183103	13D	Page 9 of 27 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
General Catalyst Group VIII Supplemental, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
22,778,695 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
22,778,695 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,778,695 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 539183103	13D	Page 10 of 27 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
General Catalyst Partners VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
22,778,695 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
22,778,695 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,778,695 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 539183103	13D	Page 11 of 27 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
General Catalyst GP VIII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
22,778,695 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
22,778,695 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,778,695 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 539183103	13D	Page 12 of 27 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
GC Venture LH, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
22,778,695 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
22,778,695 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,778,695 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 539183103	13D	Page 13 of 27 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
GC Venture LH Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
22,778,695 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
22,778,695 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,778,695 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 539183103	13D	Page 14 of 27 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Kenneth I. Chenault

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
22,778,695 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
22,778,695 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,778,695 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 539183103	13D	Page 15 of 27 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Joel E. Cutler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
22,778,695 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
22,778,695 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,778,695 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 539183103	13D	Page 16 of 27 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
David P. Fialkow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
22,778,695 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
22,778,695 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,778,695 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 539183103	13D	Page 17 of 27 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Hemant Taneja

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
22,778,695 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
22,778,695 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,778,695 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 539183103	13D	Page 18 of 27 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the common stock, $.001 par value (the "Common Stock") of Livongo Health, Inc. (the "Issuer") having its principal executive office at 150 West Evelyn Avenue, Mountain View, California 94041.

Item 2.	Identity and Background.

This joint statement on Schedule 13D is being filed by General Catalyst Group VI, L.P., a Delaware limited partnership ("GC VI"), General Catalyst Group VIII, L.P., a Delaware limited partnership ("GC VIII"), General Catalyst Group VIII Supplemental, L.P. ("GC VIII Supplemental") (GC VI, GC VIII and GC VIII Supplemental are collectively referred to herein as the "GC Funds"); GC Venture LH, LLC, a Delaware limited liability company (the "SPV"), General Catalyst Partners VI, L.P., a Delaware limited partnership ("GC VI GPLP"), General Catalyst Partners VIII, L.P., a Delaware limited partnership ("GC VIII GPLP"), GC Venture LH Manager, LLC, a Delaware limited liability company (the "SPV Manager"), General Catalyst GP VI, LLC, a Delaware limited liability company ("GC VI GPLLC"), General Catalyst GP VIII, LLC, a Delaware limited liability company ("GC VIII GPLLC"), General Catalyst Group Management, LLC, a Delaware limited liability company ("GCGM LLC"), General Catalyst Group Management Holdings, L.P., a Delaware limited partnership ("GCGM LP"), General Catalyst Group Management Holdings GP, LLC, a Delaware limited liability company ("GCGM Holdings") and the Managing Directors (as defined below), who are collectively referred to herein as the "Reporting Persons."  GC VI GPLP is the sole general partner of GC VI, GC VIII GPLP is the sole general partner of both GC VIII and GC VIII Supplemental, and the SPV Manager is the manager of the SPV.  GC VI GPLLC is the sole general partner of GC VI GPLP and GC VIII GPLLC is the sole general partner of GC VIII GPLP.  GCGM LLC is the manager of each of GC VI GPLLC, GC VIII GPLLC and the SPV Manager.  GCGM LP is the manager of GCGM LLC.  GCGM Holdings is the general partner of GCGM LP.  Kenneth I. Chenault, Joel E. Cutler, David P. Fialkow and Hemant Taneja (collectively, the "Managing Directors") are Managing Members of GCGM Holdings.  The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

The address of the principal business office of all Reporting Persons, other than Kenneth I. Chenault and Hemant Taneja, is 20 University Road, 4th Floor, Cambridge, MA 02138.  The address of the principal business office of Kenneth I. Chenault is 434 Broadway, 6th Floor, New York, NY 10013.  The address of the principal business office of Hemant Taneja is 564 University Avenue, Palo Alto, CA 94301.

The principal business of the GC Funds is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of the SPV is to purchase securities of the Issuer.  The principal business of GC VI GPLP is to act as the sole general partner of GC VI.  The principal business of GC VIII GPLP is to act as the sole general partner of GC VIII and GC VIII Supplemental, respectively.  The principal business of the SPV Manager is to act as the manager of the SPV.  The principal business of GC VI GPLLC is to act as the sole general partner of GC VI GPLP.  The principal business of GC VIII GPLLC is to act as the sole general partner of GC VIII GPLP.  The principal business of GCGM LLC is to act as the manager of GC VI GPLLC, GC VIII GPLLC, the SPV Manager and a number of affiliated entities with similar businesses.  The principal business of GCGM LP is to act as the manager of GCGM LLC.  The principal business of GCGM Holdings is to act as the general partner of GCGM LP.  The principal business of each of the Managing Directors is to manage GCGM Holdings and a number of affiliated entities with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The GC Funds, GCGM LP, GC VI GPLP and GC VIII GPLP are limited partnerships organized under the laws of the State of Delaware.  GCGM Holdings, GCGM LLC, GC VI GPLLC, GC VIII GPLLC, the SPV and the SPV Manager are limited liability companies organized under the laws of the State of Delaware.  Each of the Managing Directors is a U.S. citizen.

CUSIP No. 539183103	13D	Page 19 of 27 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

On July 29, 2019, as a result of the initial public offering of the Issuer's Common Stock, the Issuer's Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock and each of GC VI's, GC VIII's and GC VIII Supplemental's holdings thereof each automatically converted into shares of Common Stock on a one-for-one basis (the "Conversion").  On July 29, 2019, and immediately following the closing of the Issuer's initial public offering, the SPV purchased 2,678,571 shares of the Issuer's Common Stock from an existing shareholder of the Issuer in a private transaction (the "SPV Shares").  As a result of the Conversion and purchase, the GC Funds and the SPV now hold a total of 22,778,695 shares of the Issuer's Common Stock (the "GC Shares").

The capital contributions of the members of the SPV was the source of the funds for the purchase of the SPV Shares.

Item 4.	Purpose of Transaction.

The GC Funds and the SPV acquired the GC Shares for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the GC Funds and other Reporting Persons (other than the SPV) may dispose of or acquire additional shares of the Issuer.  The SPV has agreed to distribute securities of the Issuer in-kind to its members on the one (1) year anniversary of the date on which the SPV purchased the SPV Shares (or, if such date is not a business day, the next business day) (the "Distribution Date"); provided that the SPV Manager may defer such distributions to the extent that, following the SPV Manager's good faith best efforts to provide for the in-kind distribution, the Issuer has provided written notice to the SPV objecting to the removal of restrictions applicable to such securities, which objection has not been withdrawn as of the Distribution Date.  The SPV is not expected to make any other dispositions of the SPV Shares other than in such in-kind distributions.

None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Hemant Taneja, one of the Managing Directors, serves on the Issuer's Board of Directors. The Reporting Persons (other than the SPV) reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer's Common Stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer's Board of Directors, and may engage in further discussions with management, the Issuer's Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Investors' Rights Agreement, as defined below.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

CUSIP No. 539183103	13D	Page 20 of 27 Pages

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)
GC VI is the record owner of 16,243,216 of the GC Shares.  As the sole general partner of GC VI, GC VI GPLP may be deemed to own beneficially such GC Shares.  As the sole general partner of GC VI GPLP, GC VI GPLLC may be deemed to own beneficially such GC Shares.  GC VIII is the record owner of 964,227 of the GC Shares.  As the sole general partner of GC VIII, GC VIII GPLP may be deemed to own beneficially such GC Shares.  As the sole general partner of GC VIII GPLP, GC VIII GPLLC may be deemed to own beneficially such GC Shares.  GC VIII Supplemental is the record owner of 2,892,681 of the GC Shares.  As the sole general partner of GC VIII Supplemental, GC VIII GPLP may be deemed to own beneficially such GC Shares.  As the sole general partner of GC VIII GPLP, GC VIII GPLLC may be deemed to own beneficially such GC Shares.  The SPV is the record owner of 2,678,571 of the GC Shares.  By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each entity and Reporting Person may be deemed to share the power to direct the disposition and/or vote of the GC Shares.  As the manager of each of GC VI GPLLC, GC VIII GPLLC and the SPV Manager, GCGM LLC may be deemed to own beneficially such GC Shares.  As the manager of GCGM LLC, GCGM LP may be deemed to own beneficially such GC Shares.  As the general partner of GCGM LP, GCGM Holdings may be deemed to own beneficially such GC Shares.  As the manager of the SPV, the SPV Manager may be deemed to own beneficially such GC Shares.  As Managing Directors of GCGM Holdings, each of the Managing Directors may be deemed to own beneficially such GC Shares.

Each Reporting Person disclaims beneficial ownership of the GC Shares except for the shares, if any, such Reporting Person holds of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet.  Such percentage was calculated based on the 90,920,411 shares of Common Stock reported to be outstanding by the Issuer on the final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on July 25, 2019 (assuming completion of the Issuer's initial public offering).

CUSIP No. 539183103	13D	Page 21 of 27 Pages

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	On July 29, 2019, the SPV purchased 2,678,571 shares of the Issuer's Common Stock, for $28 per share, from an existing shareholder of the Issuer in a private transaction.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Lock-up Agreement
The GC Funds and the SPV, as well as other holders of certain shares of the Issuer's Common Stock, are subject to market standoff agreements with the Issuer or have agreed to enter into lock-up agreements with the underwriters agreeing, subject to certain exceptions, not, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, on behalf of the underwriters, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of the Issuer's Common Stock for a period of 180 days from July 24, 2019.

Registration Rights
The GC Funds and the SPV are parties to that certain Fourth Amended and Restated Investors' Rights Agreement, dated April 10, 2018 (the "Investors Rights Agreement"), which is incorporated by reference herein.  Effective as of the closing of the Issuer's initial public offering, the covenants relating to inspection and information rights set forth in Section 3 were terminated.  Pursuant to the Investors Rights Agreement, the GC Funds and the SPV have certain registration rights with respect to their Common Stock.

Additional Information
The SPV has agreed to distribute securities of the Issuer in-kind to its members on the Distribution Date; provided that the SPV Manager may defer such distributions to the extent that, following the SPV Manager's good faith best efforts to provide for the in-kind distribution, the Issuer has provided written notice to the SPV objecting to the removal of restrictions applicable to such securities, which objection has not been withdrawn as of the Distribution Date.  The SPV Manager is entitled to receive shares of such distribution if the value of the shares at the time of the distribution exceeds certain return thresholds.

Other than as described in this Schedule 13D, to the best of the Reporting Persons' knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Agreement regarding joint filing Schedule 13D

Exhibit 99.2 – Fourth Amended and Restated Investors' Rights Agreement, dated April 10, 2018, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 (SEC File No. 333-232412) filed by the Issuer on June 28, 2019).

Exhibit 99.3 – Form of Lock-up Agreement (included as Exhibit A to the Form of Underwriting Agreement between Livongo Health, Inc. and Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters listed therein, incorporated by reference to Exhibit 1.1 of Amendment No. 1 to Livongo Health, Inc.'s Registration Statement on Form S-1 (File No. 333-232412), filed with the SEC on July 15, 2019).

CUSIP No. 539183103	13D	Page 22 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 7th day of August, 2019.

GENERAL CATALYST GROUP VI, L.P.

By:	GENERAL CATALYST PARTNERS VI, L.P.
its General Partner

By:	GENERAL CATALYST GP VI, LLC
its General Partner

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP VIII, L.P.

By:	GENERAL CATALYST PARTNERS VIII, L.P.
its General Partner

By:	GENERAL CATALYST GP VIII, LLC
its General Partner

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP VIII SUPPLEMENTAL, L.P.

By:	GENERAL CATALYST PARTNERS VIII, L.P.
its General Partner

By:	GENERAL CATALYST GP VIII, LLC
its General Partner

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

CUSIP No. 539183103	13D	Page 23 of 27 Pages

GC VENTURE LH, LLC

By:	GC VENTURE LH MANAGER, LLC
its Manager

By:	GENERAL CATALYST GROUP MANAGEMENT, LLC
its Manager

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST PARTNERS VI, L.P.

By:	GENERAL CATALYST GP VI, LLC
its General Partner

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST PARTNERS VIII, L.P.

By:	GENERAL CATALYST GP VIII, LLC
its General Partner

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GC VENTURE LH MANAGER, LLC

By:	GENERAL CATALYST GROUP MANAGEMENT, LLC
its Manager

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GP VI, LLC

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

CUSIP No. 539183103	13D	Page 24 of 27 Pages

GENERAL CATALYST GP VIII, LLC

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT, LLC

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT HOLDINGS, L.P.

By:	GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC
its General Partner

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

                *
Kenneth I. Chenault

                *
Joel E. Cutler

                *
David P. Fialkow

                *
Hemant Taneja

* By:  /s/ Christopher McCain
 Christopher McCain as Attorney-in-Fact

* This Schedule 13D was executed by Christopher McCain on behalf of the Managing Directors pursuant to Powers of Attorney filed as Exhibit 24.1 to the Form 4 relating to the beneficial ownership of shares of Intersections Inc. (file no. 000-50580) by Reporting Persons filed with the Securities Exchange Commission on January 15, 2019 and incorporated herein in its entirety by reference.

CUSIP No. 539183103	13D	Page 25 of 27 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Livongo Health, Inc.

EXECUTED this 7th day of August, 2019.

GENERAL CATALYST GROUP VI, L.P.

By:	GENERAL CATALYST PARTNERS VI, L.P.
its General Partner

By:	GENERAL CATALYST GP VI, LLC
its General Partner

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP VIII, L.P.

By:	GENERAL CATALYST PARTNERS VIII, L.P.
its General Partner

By:	GENERAL CATALYST GP VIII, LLC
its General Partner

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP VIII SUPPLEMENTAL, L.P.

By:	GENERAL CATALYST PARTNERS VIII, L.P.
its General Partner

By:	GENERAL CATALYST GP VIII, LLC
its General Partner

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

CUSIP No. 539183103	13D	Page 26 of 27 Pages

GC VENTURE LH, LLC

By:	GC VENTURE LH MANAGER, LLC
its Manager

By:	GENERAL CATALYST GROUP MANAGEMENT, LLC
its Manager

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST PARTNERS VI, L.P.

By:	GENERAL CATALYST GP VI, LLC
its General Partner

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST PARTNERS VIII, L.P.

By:	GENERAL CATALYST GP VIII, LLC
its General Partner

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GC VENTURE LH MANAGER, LLC

By:	GENERAL CATALYST GROUP MANAGEMENT, LLC
its Manager

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GP VI, LLC

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

CUSIP No. 539183103	13D	Page 27 of 27 Pages

GENERAL CATALYST GP VIII, LLC

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT, LLC

By:	/s/ Christopher McCain*
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT HOLDINGS, L.P.

By:	GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC
its General Partner

By:	/s/ Christopher McCain*
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

                *
Kenneth I. Chenault

                *
Joel E. Cutler

                *
David P. Fialkow

                *
Hemant Taneja

* By:   /s/ Christopher McCain
Christopher McCain as Attorney-in-Fact

* This Schedule 13D was executed by Christopher McCain on behalf of the Managing Directors pursuant to Powers of Attorney filed as Exhibit 24.1 to the Form 4 relating to the beneficial ownership of shares of Intersections Inc. (file no. 000-50580) by Reporting Persons filed with the Securities Exchange Commission on January 15, 2019 and incorporated herein in its entirety by reference.